mesoblast Global Leader in Allogeneic Cellular Medicines for Inflammatory Diseases May 2024 ASX: MSB; Nasdaq: MESO Corporate Presentation E x h i b i t 9 9 . 2

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This presentation includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward- looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. All statements other than statements of historical facts contained in this presentation are forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events , recent changes in regulatory laws, and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. These statements may relate to, but are not limited to: expectations regarding the safety or efficacy of, or potential applications for, Mesoblast's adult stem cell technologies; expectations regarding the strength of Mesoblast's intellectual property, the timeline for Mesoblast's regulatory approval process, and the scalability and efficiency of manufacturing processes; expectations about Mesoblast's ability to grow its business and statements regarding its relationships with current and potential future business partners and future benefits of those relationships; statements concerning Mesoblast's share price or potential market capitalization; and statements concerning Mesoblast's capital requirements and ability to raise future capital, among others. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. You should read this presentation together with our financial statements and the notes related thereto, as well as the risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast's actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, include, without limitation: risks inherent in the development and commercialization of potential products; uncertainty of clinical trial results or regulatory approvals or clearances; government regulation; the need for future capital; dependence upon collaborators; and protection of our intellectual property rights, among others. Accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

Our Mission Mesoblast is committed to bringing to market innovative cellular medicines to treat serious and life-threatening illnesses

4 m e s o b l a s t Global Markets Global Leader in allogeneic cellular medicines for inflammatory diseases ✓ World leader in developing allogeneic (off-the-shelf) cellular medicines for the treatment of severe and life- threatening inflammatory conditions ✓ Locations in Australia, the United States and Singapore ✓ Listed on the ASX (MSB) and NASDAQ (MESO) ✓ Developing product candidates for distinct indications based on its remestemcel-L and rexlemestrocel-L stromal cell technology platforms ✓ Extensive global intellectual property portfolio with protection extending through to at least 2041 in all major markets ✓ FDA-inspected commercial scale manufacturing process and facilities Phase 3 trials in THREE major indications more than 1,100 patents & applications TWO products with clinical data sufficient for FDA regulatory review

Platform Technology – shared mechanism of action across our products

Our mesenchymal precursor/stromal cells respond to and are activated by multiple inflammatory cytokines through surface receptors, resulting in orchestration of an anti-inflammatory cascade


Inflammation
IL-1β
IL-6
IL-17
TNFα
IFNγ
Mesenchymal Precursor / Stromal Cell
IL-10
Breg
Proliferation
Antibody production
Effector B cell
IDO
(+ unknown factors)
IDO, PGE2
TGFβ
Activation
Cytotoxicity
NK
PGE2
Maturation
Activation
Antigen Presentation
Immature DC
IDO, PGE2
TGFβ, M-CSF, CCL2
IL-1
IL-6
TNFα
M1
Polarize M1 to M2
M2
IL-10
IDO, TGFβ
Treg
IL-10
IDO, PGE2
TH1
TH17
Proliferation
Cytokine secretion
Cytotoxicity

Source: data on file

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6 m e s o b l a s t Late-Stage Clinical Pipeline based on proprietary allogeneic mesenchymal precursor / stromal cell platform Product Indication Phase 2 Phase 3 Regulatory Filing Approved RYONCIL® (remestemcel-L) Pediatric SR-aGVHD Adult SR-aGVHD RYONCIL® (remestemcel-L) IBD / Crohn’s REVASCOR® (rexlemestrocel-L) HFrEF End-stage HFrEF Class II/III Rexlemestrocel-L CLBP SR-aGVHD = Steroid-Refractory Acute Graft Versus Host Disease; IBD = Inflammatory Bowel Disease HFrEF = Heart Failure with Reduced Ejection Fraction; CLBP = Chronic Low Back Pain; This chart is figurative and does not purport to show individual trial progress within a clinical program Notes: ▪ JCR Pharmaceuticals Co., Ltd. (JCR), has the right to develop mesenchymal stromal cells (MSCs) in certain fields for the Japanese market, including for the treatment of hematological malignancies, such as Graft vs Host Disease, and for hypoxic ischemic encephalopathy (HIE). ▪ Grünenthal has an exclusive license to develop and commercialize rexlemestrocel-L for chronic low back pain in Europe and Latin America/Caribbean. ▪ Tasly Pharmaceuticals has exclusive rights for rexlemestrocel-L for the treatment or prevention of chronic heart failure in China.

7 m e s o b l a s t US patent exclusivity for use of mesenchymal precursor / stromal cells for all indications, and for acute GVHD specifically, provides a major commercial barrier against potential competitors Manufacturing Method of Treatment Composition of Matter “Composition of matter” and “method of treatment” US patents have been granted for RYONCIL and other mesenchymal precursor / stromal cell products to treat GVHD through to 2032. Upon FDA approval patent term may be extended up to 5 years to 2037. Multiple “composition of matter”, “method of treatment” and “manufacturing” patent applications have recently been filed and are still undergoing examination. These applications have the potential to extend coverage through to 2043 for the use of various types of mesenchymal precursor / stromal cells, including bone marrow or iPS derived for the treatment of various indications including GVHD.

8 m e s o b l a s t File BLA this quarter for approval of RYONCIL in pediatric acute graft versus host disease FDA informed the company that following additional consideration the available clinical data from its Phase 3 study MSB-GVHD001 appears sufficient to support submission of the proposed Biologics License Application (BLA) for remestemcel-L (Ryoncil®) for treatment of pediatric patients with steroid-refractory acute graft versus host disease (SR-aGVHD). Positive regulatory interactions with FDA have been the highlight of 2024 year-to-date Accelerated approval pathway established for REVASCOR in heart failure FDA supports an accelerated approval pathway for rexlemestrocel-L (Revascor®) in patients with end- stage ischemic heart failure with reduced ejection fraction (HFrEF) and a left ventricular assist device (LVAD). FDA provided this feedback in formal minutes to the company following the Type B meeting held with FDA in February under the existing Regenerative Medicine Advanced Therapy (RMAT) designation. Eligible to receive a Priority Review Voucher for children with hypoplastic left heart syndrome FDA granted REVASCOR both a Rare Pediatric Disease (RPD) Designation and an Orphan-Drug Designation (ODD) following submission of results from the randomized controlled trial in children with hypoplastic left heart syndrome (HLHS), a potentially life-threatening congenital heart condition.

9 m e s o b l a s t Mesoblast expects to substantially advance its multiple product pipeline toward FDA approvals over the next six to twelve months RYONCIL Steroid-Refractory Acute- Graft versus Host Disease 1 On-track to submit BLA for approval in pediatric patients this quarter with FDA review expected to take 2 to 6 months Study in adult patients for label extension to follow pediatric approval Program Key Objectives REVASCOR Heart Failure reduced Ejection Fraction (HFrEF) 2 FDA pre-BLA meeting to discuss data presentation and timing for an accelerated approval filing in end-stage ischemic HFrEF patients Rexlemestrocel-L for Chronic Low Back Pain3 CLBP Phase 3 trial start-up activities with investigators, trial sites & contract research organization (CRO) complete Patient screening/enrollment initiated with first-dosing this quarter

10 m e s o b l a s t Last quarter we completed the entitlement offer and institutional placement raising A$97 million. Cash balance at March 31, 2024 was A$117.0 million (US$76.4 million).1 Net operating cash spend of US$11.7 million for the quarter ended March 31, 2024. 28% reduction in net operating cash spend from the comparative quarter in FY2023. We will maintain our focus on cutting costs and preserving cash in the remainder of the year whilst we continue to work on corporate and strategic initiatives to access commercial distribution channels, supplement costs of development, and strengthen our balance sheet. Financials 1. Using Reserve Bank of Australia (RBA) published exchange rate from March 31, 2024 of 1A$:0.6532US$.

11 m e s o b l a s t Remestemcel-L Steroid-Refractory Acute Graft Versus Host Disease (SR-aGVHD)

Acute Graft Versus Host Disease (aGVHD) is a serious and potentially fatal complication of allogeneic bone marrow transplantation (BMT)



PHASE 1
Host Tissue Damage
by BMT Conditioning
PHASE 2
Immune Cell Activation
& Cytokine Storm
PHASE 3
Inflammation and End Organ
Damage
Conditioning regimen, chemotherapy, or radiation
Tissue Damage
Macrophage input to cytokine storm
Activation of CD4 & CD8 T-cells
Macrophage
CTL
CTL
Cytokine Storm
TNF, IL-1, IL-6
IFNγ, IL-2, IL-12, IL-21, IL-22, IL-23
SKIN
LUNG
LIVER
GUT

Modified from Blazar et al., Nature Reviews Immunology 12: 443 - 458

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Steroid-Refractory Acute Graft Versus Host Disease (SR-aGVHD) is associated with mortality rates as high as 90%

Treatment Options

- Corticosteroids are first-line therapy for aGVHD
- There is only one approved treatment for disease refractory to steroids and no approved treatment in the US for children under 12 years old
- In Japan, Mesoblast's licensee received the first product approval for SR-aGVHD in both children and adults

Burden of Illness

- Acute GVHD is a life-threatening complication that occurs in ~50% of patients receiving allogeneic bone marrow transplants (BMTs)[1]
- Acute GVHD primarily affects skin, GI tract, and liver
- Steroid-refractory aGVHD is associated with mortality rates as high as 90%[1,4] and significant extended hospital stay costs[2]

Market Opportunity

- More than 30,000 allogeneic BMTs performed globally (>20K US/EU) annually, ~20% pediatric[2,3]
- Approx. 9,000 -10,000 allogeneic BMTs performed in the US annually
- Approx. 1,500 allogenic BMTs are in children and adolescents in US[3]



1. Westin, J., Saliba, RM., Lima, M. (2011) Steroid-refractory acute GVHD: predictors and outcomes. Advances in Hematology. 2. Niederwieser D, Baldomero H, Szer J. (2016) Hematopoietic stem cell transplantation activity worldwide in 2012 and a SWOT analysis of the Worldwide Network for Blood and Marrow Transplantation Group including the global survey. 3. HRSA Transplant Activity Report, CIBMTR, 2020 4. Axt L, Naumann A, Toennies J (2019) Retrospective single center analysis of outcome, risk factors and therapy in steroid refractory graft-versus-host disease after allogeneic hematopoietic cell transplantation. Bone Marrow Transplantation.

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14 m e s o b l a s t FDA informed Mesoblast after its Type C meeting during the quarter that following additional consideration the available clinical data from its Phase 3 study MSB-GVHD001 appears sufficient to support submission of the proposed Biologics License Application (BLA) for remestemcel-L for treatment of pediatric patients with steroid-refractory acute graft versus host disease (SR-aGVHD). Mesoblast intends to file the resubmission this quarter, potentially resulting in an approval for Ryoncil® (remestemcel-L) in the second half of CY2024. Mesoblast will now focus on its original strategy to first gain pediatric approval for RYONCIL, followed by label extension in the larger adult population. Regulatory Status for RYONCIL in pediatric patients with SR-aGVHD

15 m e s o b l a s t Survival in adults with SR-aGVHD who have failed at least one additional agent, such as ruxolitinib, remains as low as 20-30% by 100 days, a patient population with no approved therapies.1,2 In contrast, 100-day survival was 67% after RYONCIL treatment was used under expanded access in 51 adults and children with SR-aGVHD who failed to respond to at least one additional agent, such as ruxolitinib. Following approval in pediatric patients, Mesoblast intends to commence a Phase 3 trial of RYONCIL in adults and adolescents, a market approx. 5-fold larger than pediatric, who are refractory to both corticosteroids and a second line agent such as ruxolitinib, for whom there are no approved therapies. Mesoblast is collaborating with the Blood and Marrow Transplant Clinical Trials Network (BMT CTN), a body responsible for approximately 80% of all US transplants, to conduct the trial. Potential Pathway to Approval for RYONCIL in adult patients with SR-aGVHD 1. Jagasia M et al. Ruxolitinib for the treatment of steroid-refractory acute GVHD (REACH1): a multicenter, open-label phase 2 trial. Blood. 2020 May 14; 135(20): 1739–1749. 2. Abedin S, et al. Ruxolitinib resistance or intolerance in steroid-refractory acute graft versus-host disease — a real-world outcomes analysis. British Journal of Haematology, 2021;195:429–43.

16 m e s o b l a s t Rexlemestrocel-L Chronic Heart Failure Reduced Ejection Fraction (HFrEF)

17 m e s o b l a s t Heart failure with low ejection fraction (HFrEF) and underlying ischemia is increasing in prevalence and associated with high risk of mortality, heart attacks and strokes Heart failure affects 6.5 million patients in the US alone, with prevalence increasing1 Chronic heart failure (CHF) is a progressive disease with a high mortality that approaches 50% at 5 years1,2 and at least 75% after an initial hospitalization3 Heart failure with low ejection fraction (HFrEF) is associated with greater mortality, occurs in approximately 50% of all patients Over 60% of HFrEF patients have underlying ischemia and these are at highest risk of recurrent major adverse cardiac events involving large vessels (heart attacks / strokes) 1. United States Food & Drug Administration. Treatment for Heart Failure: Endpoints for Drug Development. Draft Guidance. June 2019. 2. Taylor CJ, et al. Trends in survival after a diagnosis of heart failure in the United Kingdom 2000-2017: population based cohort study. BMJ. 2019;364:I223. 3. Shah KS, et al. Heart Failure with Preserve, Borderline, and Reduced Ejection Fraction; 5-Year Outcomes. JACC. 2017;Nov12.

REVASCOR has the potential to improve endothelial dysfunction in HFrEF patients across the spectrum of disease from mild-moderate to end-stage patients with a left ventricular assist device (LVAD)

Mesoblast's Programs for REVASCOR (150 million MPCs)

DREAM HF-1 Trial
537 Patients

LVAD MPC Studies
159 Patients

Guideline Directed Medical Therapies (GDMT)

Continuum of Cardiovascular Disease Risk

DEATH

NYHA Class I

Traditional Early Therapies for HFrEF
- Statins
- Beta blockers
- Re-vascularization or valvular surgery
- RAAS antagonists
- Diuretics for fluid retention
- Hydralazine / isosorbide dinitrate
- Digitalis

NYHA Class II

Recent New Oral Therapies for Decompensated HFrEF Hospitalizations and Fluid Overload
- sacubitril / valsartan
- SGLT2 inhibitors
- Vericiguat

NYHA Class IIB/IIIA

NYHA Class IIB or IIIA Persistent HFrEF Patients
- Cardioverter Defibrillator (ICD) +/-
- CRT-D or Wearable Cardioverter Defibrillator if Indicated

NYHA Class IIIB/IV

NYHA Class IIIB/IV Pts with end-stage HFrEF
- Optimal medical management
- LVAD implantation
- Heart transplant
- Artificial Heart

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19 m e s o b l a s t Randomized, double-blind, controlled, 537 patient Phase 3 trial of rexlemestrocel-L over mean follow- up of 30 months showed: Improved LVEF from baseline to 12 months in all patients - maximal benefit seen in patients with active inflammation Reduced risk of MI or stroke by 57% in all treated patients, and by 75% in patients with inflammation Reduced risk for time-to-first Major Adverse Cardiac Event (MACE), defined as cardiovascular death, MI or stroke, by 28% in all patients, and by 37% in patients with inflammation ORIGINAL INVESTIGATIONS Randomized Trial of Targeted Transendocardial Mesenchymal Precursor Cell Therapy in Patients With Heart Failure Emerson C. Perin, MD, PHD,a Kenneth M. Borow, MD,b Timothy D. Henry, MD,c Farrell O. Mendelsohn, MD,d Leslie W. Miller, MD,e Elizabeth Swiggum, MD,f Eric D. Adler, MD,g David H. Chang, MD,h R. David Fish, MD,a Alain Bouchard, MD,d Margaret Jenkins, BSC (HONS),i Alex Yaroshinsky, PHD,j Jack Hayes, MA,k Olga Rutman, PHD,k Christopher W. James, PA,k Eric Rose, MD,l Silviu Itescu, MD,l Barry Greenberg, MDm Perin EC, Borow KM, Henry TD, et al. Randomized Trial of Targeted Transendocardial Mesenchymal Precursor Cell Therapy in Patients With Heart Failure. Journal of the American College of Cardiology. 2023;81(9):849-863.

20 m e s o b l a s t Results of a single intra-myocardial administration of REVASCOR (150 million MPCs) in patients with ischemic HFrEF which support Accelerated Approval LVAD-MPC Study #2, over 12 months of follow-up: ❑ Increased proportion of LVAD recipients with ischemic HFrEF etiology successfully weaned with MPC administration vs controls (p=0.02). ❑ Reduced mortality by 82% (p=0.008) in LVAD recipients with ischemic HFrEF etiology, all of whom also had persistent inflammation (n=70). DREAM-HF Trial over a mean follow-up of 30 months: ❑ For patients with an ischemic HFrEF etiology and inflammation (n=158), MPCs resulted in 88% risk reduction for 2-Point MACE (MI or stroke; hazard ratio 0.12, p=0.005) and 52% risk reduction for 3-Point MACE (hazard ratio 0.477, p=0.018). Mesoblast intends to request a pre-BLA meeting with FDA to discuss data presentation, timing and FDA expectations for an accelerated approval filing in ischemic HFrEF patients with end-stage heart failure

21 m e s o b l a s t FDA granted Mesoblast’s cardiovascular investigational product, REVASCOR, both RPDD and ODD this year. This followed submission of results from the randomized controlled trial in children with hypoplastic left heart syndrome (HLHS), a potentially life-threatening congenital heart condition. On FDA approval of a BLA for REVASCOR for the treatment of HLHS, Mesoblast may be eligible to receive a Priority Review Voucher (PRV) that can be redeemed for any subsequent marketing application or may be sold or transferred to a third party. Mesoblast plans to meet with FDA to discuss the regulatory path to approval for REVASCOR in children with this life-threatening condition. FDA awarded Rare Pediatric Disease Designation (RPDD) and Orphan Drug Designation (ODD) to REVASCOR for pediatric congenital heart disease - hypoplastic left heart syndrome (HLHS)

22 m e s o b l a s t Rexlemestrocel-L Chronic Low Back Pain due to Degenerative Disc Disease (CLBP)

Chronic low back pain due to degenerative disc disease (CLBP) impacts 7M+

Burden of Illness

- Back pain causes more disability than any other condition[1]
- Inflicts substantial direct and indirect costs on the healthcare system,[1] including excessive use of opioids in this patient population

Treatment Options

- Minimal treatment options for patients with chronic low back pain (CLBP) who fail conservative therapy include opioids and surgery
- 50% of opioid prescriptions are for CLBP[2]
- Durable improvement in pain has potential to reduce opioid use and prevent surgical intervention

Market Opportunity

- Over 7m patients are estimated to suffer from CLBP due to degenerative disc disease (DDD) in each of the U.S. and E.U.5 [2-4]



1. Williams, J., NG, Nawi, Pelzter, K. (2015) Risk factors and disability associated with low back pain in older adults in low-and middle-income countries. Results from the WHO Study on global ageing and adult health (SAGE). PloS One. 2015; 10(6): e0127880., 2.Decision Resources: Chronic Pain December 2015., 3. LEK & NCI opinion leader interviews, and secondary analysis., 4. Navigant: Commercial Assessment for a Proprietary Cell-Based Therapy for DDD in the U.S. and the EU3 - August 2014.

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24 m e s o b l a s t Rexlemestrocel-L / CLBP – program summary Gained alignment with the FDA on the appropriate pivotal Phase 3 study Seeks to replicate the significant reduction in pain seen at 12 and 24 months in our first Phase 3 trial FDA has agreed with Mesoblast plans for mean pain reduction at 12 months as the primary endpoint of the pivotal trial Functional improvement and reduction in opioid use as secondary endpoints Product has been manufactured for use in the second Phase 3 study Potency assays are in place for product release RMAT designation for CLBP received from FDA Second Phase 3 trial underway Pivotal P3 Trial Product Manufacturing Phase 3 Protocol Regulatory Alignment

25 m e s o b l a s t mesoblast Thank You